September 2011

Pricing Sheet dated September 28, 2011 relating to
Amendment No. 1 to Preliminary Pricing Supplement No. 1,014 dated September 27, 2011
Registration Statement No. 333-156423
Filed pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in U.S. Equities

Contingent Annual Interest Notes due October 3, 2017 Based on the Performance of a Basket of Twenty Stocks
PRICING TERMS – SEPTEMBER 28, 2011
	Issuer:		Morgan Stanley
	Aggregate principal amount:		$2,103,000
	Stated principal amount:		$1,000 per note
	Issue price:		$1,000 per note
	Pricing date:		September 28, 2011
	Original issue date:		October 3, 2011 (3 business days after the pricing date)
	Maturity date:		October 3, 2017
Basket:	Issuer of Basket Stock	Ticker Symbol	Exchange	Basket Stock Weighting	Initial Stock Price
	Altria Group, Inc.	MO	NYSE	5%	$26.10
	American Electric Power Company, Inc.	AEP	NYSE	5%	$37.70
	Bristol-Myers Squibb Company	BMY	NYSE	5%	$30.84
	Carnival Corporation	CCL	NYSE	5%	$31.23
	Colgate-Palmolive Company	CL	NYSE	5%	$88.73
	Duke Energy Corporation	DUK	NYSE	5%	$19.88
	Exxon Mobil Corporation	XOM	NYSE	5%	$72.07
	Frontier Communications Corporation	FTR	NYSE	5%	$6.13
	General Electric Company	GE	NYSE	5%	$15.45
	H.J. Heinz Company	HNZ	NYSE	5%	$51.00
	International Paper Company	IP	NYSE	5%	$24.28
	Johnson & Johnson	JNJ	NYSE	5%	$63.25
	JP Morgan Chase & Co.	JPM	NYSE	5%	$30.47
	Kimberly-Clark Corporation	KMB	NYSE	5%	$69.82
	Nucor Corporation	NUE	NYSE	5%	$31.91
	Occidental Petroleum Corporation	OXY	NYSE	5%	$74.99
	Time Warner Inc.	TWX	NYSE	5%	$30.78
	The Travelers Companies, Inc.	TRV	NYSE	5%	$48.17
	Verizon Communications Inc.	VZ	NYSE	5%	$36.84
	Waste Management, Inc.	WM	NYSE	5%	$31.55
	Payment at maturity:		The payment due per note at maturity will be the stated principal amount and the applicable contingent interest payment relating to the final valuation date.
	Contingent interest payment:		On each interest payment date, we will pay with respect to each note a contingent interest payment equal to $1,000 times the contingent interest rate.
	Contingent interest rate:		The sum of the products of (i) 5% and (ii) the stock performance of each basket stock on the applicable valuation date; provided that, the contingent interest rate will not be less than 2%.
	Stock performance:
The stock performance for each basket stock, with respect to each valuation date, will be calculated as follows:
•      if the current stock price is greater than or equal to the initial stock price, a percentage equal to 13% (the “fixed stock return”).
•      if the current stock price is less than the initial stock price, a percentage equal to the greater of (A) the stock return and (B) -20% (the “stock return floor”)

	Stock return:		(current stock price – initial stock price) / initial stock price
	Listing:		The notes will not be listed on any securities exchange.
	CUSIP / ISIN:		617482YQ1 / US617482YQ18
	Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly owned subsidiary of Morgan Stanley.  For additional information, see “Description of Notes––Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement.

	Terms continued:		Please see page 2 of this document for further pricing terms for the notes.
	Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
	Per Note	$1,000	$35	$965
	Total	$2,103,000	$73,605	$2,029,395
(1)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $35 for each note they sell.  For more information, see “Description of Notes—Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement and “Plan of Distribution” in the accompanying prospectus supplement.

You should read this document together with the preliminary pricing supplement describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Amendment No. 1 to Preliminary Pricing Supplement No. 1,014 dated September 27, 2011
Prospectus Supplement dated December 23, 2008                Prospectus dated December 23, 2008

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

PRICING TERMS – SEPTEMBER 28, 2011	CONTINUED FROM COVER PAGE
Initial stock price:	For each basket stock, the closing price for such basket stock on the pricing date as set forth under “Basket—Initial Stock Price” above.
Current stock price:	For each basket stock, the closing price for such basket stock on the applicable valuation date times the adjustment factor for such basket stock on such date.
Adjustment factor:	With respect to each basket stock, 1.0 subject to adjustment in the event of certain corporate events affecting such basket stock.
Valuation dates:
September 28, 2012, September 30, 2013, September 30, 2014, September 30, 2015, September 28, 2016 and September 28, 2017, each such date scheduled to occur three business days prior to the related interest payment date.  We also refer to September 28, 2017 as the final valuation date.  Each valuation date is subject to postponement due to non-trading days and certain market disruption events.

Interest payment dates:
October 3, 2012, October 3, 2013, October 3, 2014, October 3, 2015, October 3, 2016 and the maturity date; provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day and no adjustment will be made to any interest payment made on that succeeding business day.